

By Electronic Mail

August 29, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: SHP ETF TRUST
        Issuer CIK: 0001848758
        Issuer File Number: 333-253997 / 811-23645
        Form Type: 8-A12B
        Filing Date: August 29, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated August 4, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- NEOS S&P 500® High Income ETF (SPYI)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Analyst, Listing Qualifications